Exhibit 18

May 8, 2009

Mr. Joel M. Bennett
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265

Dear Mr. Bennett:

As stated in Note 1 to the financial statements of JAKKS Pacific, Inc. for the three months ended March 31, 2009, the Company changed its method of accounting for depreciation of molds and tools used in the manufacturing of its products from a straight-line basis to a usage basis and states that the newly adopted accounting principle is preferable in the circumstances because it is more closely correlated to production of goods. At your request, we have reviewed and discussed with you the circumstances and the business judgment and planning that formulated your basis to make this change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area.  Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives.  However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, we concur with management’s judgment that the newly adopted accounting principle described in Note 1 is preferable in the circumstances.  In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.  Because we have not audited any financial statements of JAKKS Pacific, Inc. as of any date or for any period subsequent to December 31, 2008, we express no opinion on the financial statements for the three months ended March 31, 2009.

Very truly yours,

/s/ BDO Seidman, LLP
BDO Seidman, LLP
Los Angeles, California